Exhibit 99.2

James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

20 June 2025

Appendix 3Y Correction

Attached find correction of ‘Change of Director’s Interest Notice’ (‘Appendix 3Y’) which was released on the ASX on 22 September 2023 by James Hardie Industries plc. (‘the Company’).

In relation to the corrected Appendix 3Y, we advise:

•It is being lodged due to an administrative error, whereby the number of securities and consideration were stated incorrectly.
•The number of securities acquired was previously stated as 697, corrected number 1,817.
•Consideration was previously stated as US$21,160.92, corrected number US$47,116.
•The corresponding Appendix 2A lodged on 22 September 2023 showed the correct number of securities on issue and the total number of securities on issue has always remained accurate.

As a result of the above, the carrying number of securities for this individual has been inaccurate on subsequent Appendix 3Y’s. In this regard, an Appendix 3Y lodged on 20 June 2025, which addresses an issuance of securities on 13 June 2025, now reflects the current number of securities.

The Company is satisfied that it has the necessary reporting and notification practices in place to ensure compliance with its disclosure requirements under ASX Listing Rules 3.19A and 3.19B.

The Company considers that the error is an isolated incident and believes that its practices are adequate to ensure compliance with the ASX Listing Rules.

This communication has been authorized by the Company Secretary of James Hardie Industries plc.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Renee PETERSON
Date of last notice	2 December 2022

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in ordinary shares/CUFS of James Hardie Industries plc held in the form of American Depository Receipts (ADRs). The ADRs are issued by Deutsche Bank Trust Company Americas.
Date of change	18 September 2023
No. of securities held prior to change	Nil
Class	ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to one ordinary share/CUFS.
Number acquired	1,817 ADRs, equivalent to a holding of 1,817 ordinary shares/CUFS.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$47,116
No. of securities held after change	Current relevant interest is: •Direct interest in 1,817 ADRs, equivalent to a holding of 1,817 ordinary shares/CUFS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issuance of ADRs pursuant to the terms of the James Hardie 2020 Non-Executive Director Equity Plan.

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 2

Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice
Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior-written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 3